ATLANTIC BANCGROUP, INC.

May 18, 2010

Kevin W. Vaughn
Branch Chief
U.S Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Atlantic BancGroup, Inc.
Form 10-K for the year ended December 31, 2008
Forms 10-Q for quarterly periods ended in 2010

Dear Mr. Vaughn:

We are writing response to your letter dated April 8, 2010, in which you request that we consider and respond to two enumerated questions. Below, we respond to both of those questions in the order you presented them.

Form 10-K for the period ended December 31, 2008

Lending Activities, page 5

1.	Please refer to your response to comment 1 of our letter dated February 24, 2010 and address the following:

•
You state in your proposed revisions, set forth in Exhibit A of your response, that, if appropriate, you verify employment income when underwriting loans. Please expand this disclosure to specifically clarify when you do and when you do not verify this information. Also, specifically disclose whether you have underwritten any stated income, stated asset loans are any loan using a variation thereof.

•
Please revise to clarify your policies for classifying loan maturities as disclosed on page 25 as it appear you classify the maturity of a loan based on the interest rate reset date instead of length of the loan. Discuss management’s reasons for using the interest rate reset date and how current market conditions influence those reasons.

•
Please revise your discussion of your loan portfolio to clarify that a significant portion of your 1-4 family residential loans are junior liens and home equity lines of credit and not first lien mortgages. Also, please provide an expanded discussion of the terms of these loans, including why so many renew annually. We note these types of loans frequently have terms of ten years or more.

Kevin W. Vaughn
May 18, 2010

•           Please revise your discussion of your ability to renew your construction, land development loans, and other land loans by clarifying what you mean by the reference to your historical ability to renew these loans. Compare and contrast your historical renewals with current market conditions.

•
We note that you require as built appraisals prior to committing to fund construction loans.  Please disclose how those appraisals are used to determine any subsequent impairment of the related loans and your process for updating them.

•
You state in the last paragraph of Exhibit A that for land development loans where the project is stalled or is expected to continue past the current maturity date, you intend to renew the loan. Please revise to quantify the amount of these renewals and their ending balances for each of period presented. Disclose how you considered whether such modifications were troubled debt restructurings and how you evaluated the loans for impairment.

Response:

In response to your first bullet in Comment 1, in future filings, we will revise our disclosure as follows:

Our validation requirements for documenting a borrower’s income and assets include obtaining tax returns, personal or business financial statements, and credit bureau reports.  We verify employment and income on all consumer loans by obtaining a current Form W-2 and/or pay-stub.  All consumer loans in excess of $100,000 additionally require personal tax returns.  If we are relying on tax returns and a personal financial statement for someone employed less than a year, we will obtain direct verification of employment status from the employer.  For commercial loans we verify income using tax returns and financial statements.  We also make inquiries and perform cash flow analyses in our underwriting.

We have not underwritten any stated income loans or stated asset loans.  Assets are confirmed using compiled, reviewed, or audited financial statements and/or tax returns.  If we are unable to verify assets, the loan would be made unsecured with a lien on the assets taken as an abundance of caution.

In response to your second bullet in Comment 1, we have disclosed in separate tables both the contractual loan maturities and the loan maturities or next repricing date.  From our 2008 Form 10-K, page 25, the following table was provided:

Kevin W. Vaughn
May 18, 2010

Contractual Loan Maturities at December 31, 2008 (dollars in thousands):

	1 Year	1 Through	After
	or Less	5 Years	5 Years	Total
Real estate
Construction, land development,
and other land	$27,907	$11,017	$211	$39,135
1-4 family residential	37,050	12,971	7,793	57,814
Multifamily residential	3,985	496	-	4,481
Commercial	15,402	65,436	7,924	88,762
	84,344	89,920	15,928	190,192
Commercial	8,847	4,058	409	13,314
Consumer and other loans	903	2,263	382	3,548

Total loan portfolio	$94,094	$96,241	$16,719	$207,054

Loans with maturities over one year:
Fixed rate				$33,298
Variable rate				79,662

Total maturities greater than one year				$112,960

We also provided the following disclosure in our 2008 Form 10-K, page 25:

Loan Maturities or Next Repricing Date at December 31, 2008, excluding nonaccrual loans (dollars in thousands):

Three months or less	$72,617
Over three months through twelve months	15,999
Over one year through three years	64,319
Over three through five years	31,922
Over five years	16,719

$201,576

Accordingly, we have not selected one method over the other for purposes of classifying the maturities of our loans rather we have disclosed both.  We believe that we addressed why management considers the repricing dates in our previous response dated March 22, 2010, which addressed the risks from changes in interest rates and early prepayment of loans as follows:

Loan maturities.  As previously mentioned, we must consider both the risk of early repayment of loans and the timing of contractual loan maturities, which is the risk that we would be unable to reinvest the proceeds from loan repayment at favorable rates (or net interest margin).

And in our disclosures covering Interest Rate Sensitivity beginning on page 36 of our 2008 Form 10-K:

Kevin W. Vaughn
May 18, 2010

INTEREST RATE SENSITIVITY

Our operations are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of interest-earning assets and the amount of interest-bearing liabilities that are prepaid/withdrawn, mature, or reprice in specified periods.

The principal objective of asset/liability management activities is to provide consistently higher levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating our funding needs.  We utilize an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present.  The traditional maturity “gap” analysis, which reflects the volume difference between interest rate sensitive assets and liabilities during a given time period, is reviewed regularly by management.  A positive gap occurs when the amount of interest-sensitive assets exceeds interest-sensitive liabilities.  This position would contribute positively to net income in a rising interest rate environment.  Conversely, if the balance sheet has more liabilities repricing than assets, the balance sheet is liability sensitive or negatively gapped.  We continue to monitor sensitivity in order to avoid overexposure to changing interest rates.

Our operations do not subject us to foreign currency exchange or commodity price risk. Also, we do not use interest rate swaps, caps, or other hedging transactions. Our overall sensitivity to interest rate risk is low due to our non-complex balance sheet.  We have implemented several strategies to manage interest rate risk that include originating residential mortgages for third-party lenders, increasing the volume of variable rate commercial loans, requiring interest rate calls on commercial loans, and maintaining a short repricing maturity for a significant portion of our investment portfolio.

The following table provides information about our financial instruments that are sensitive to changes in interest rates.  For securities, loans, and deposits, the table presents principal cash flows and related weighted average interest rates by maturity dates or repricing frequency. We have no market risk sensitive instruments entered into for trading purposes.

In response to your third bullet in Comment 1, our most recent filing on Form 10-K for 2009 stated:

A significant portion of our loans matures within one year.  Many of the commercial, construction, and real estate development loans we originate are for 1-year to 3-year terms (and are historically renewed).  Since a substantial portion of loans are typically renewed at maturity, we expect the historical trend to continue.  In the event of an unusually high pay-off rate, we believe we have the ability to adjust our deposit

Kevin W. Vaughn
May 18, 2010

rates to shrink our balance sheet if prudent.  Furthermore, as we seek to increase our risk-based capital ratios, one strategy that we intend to implement calls for reducing the total assets of Oceanside Bank.  To the extent certain loans maturing within the next 12 months do not renew, this will assist in achieving our goal of improving our risk-based capital ratios.

Junior liens and home equity lines of credit of $16.1 million were included in the total of $30.6 million of 1-4 family residential loans maturing in one year or less.  These loans are typically written for shorter terms (or renew annually). Also, we have shown $19.6 million of 1-4 family residential loans that reprice during 2010 and may refinance in the current rate environment and $3.1 million of nonaccrual loans.

We have $18.7 million in construction, land development, and other land loans that mature during 2010.  Despite the current market conditions, we believe that we have the ability to renew these loans in accordance with regulatory guidelines.

Included in the total $3.1 million in nonaccrual 1-4 family residential loans were $162,000 of home equity lines of credit and $368,000 secured by junior liens.  In future filings, we will add the following disclosure to aid the reader in understanding our exposure to home equity lines of credit and loans secured by junior liens:

Junior liens and home equity lines of credit represented 41.5% of 1-4 family residential loans and 11.8% of total loans.  Our home equity lines of credit are secured by both superior, first liens (36%) and junior liens (64%).  Accordingly, less than 32% of 1-4 family residential and 8% of total loans are secured by junior liens.  While we make loans secured by junior liens for periods ranging from 1 year or less to ten years, these loans often payoff earlier and/or are more susceptible to repricing.  Also, home equity loans are very competitive and customers often shop for the best rate and costs.  Therefore, we monitor these loans based on the reset date as opposed to the remaining term to maturity.

Home equity lines of credit and other 1-4 family residential loans that are secured by junior liens are susceptible to higher risk potential when falling collateral values reduce or eliminate the borrower’s equity in the underlying collateral.  We believe our underwriting policies mitigate some of the risk in that we consider the first lien position and include the first lien in our loan-to-value limitations when approving such loans.  Of our $23.6 million in junior liens and home equity lines of credit at December 31, 2009, $0.6 million were past due more than 30 but less than 89 days and $0.5million were nonaccrual and past due 90 days or more.

In response to your fourth and sixth bullets in Comment 1, in future filings, we will revise our disclosure as follows (also, please see our response to Comment 2, which includes additional information about loan workouts):

Kevin W. Vaughn
May 18, 2010

For those loans that we expect construction will be completed during 2010, we either have a take-out commitment to permanently finance from another lender, or we have approved the loan to hold in our portfolio.  For development loans where the project has stalled or is expected to continue past the current maturity date of the loan, we plan to renew the loan and whenever possible begin amortizing the loan.  This approach is generally permitted by regulatory guidelines and considered by our Board of Directors as a prudent strategy to recover our investment without forcing the borrower (or us) to liquidate the collateral in this unfavorable real estate environment.

At December 31, 2009, 16% of our loan portfolio was construction, land development, and other land, and over the past 5 year-ends, the peak level was 29%.  During this 5-year period, we rarely financed loans for horizontal land development on multiple lots that were not taken out by permanent financing from another lender or by us as part of the initial underwriting of the construction loan.  During this period, most of our construction loans were for commercial projects, single family residences, rental properties, or loan participations.  At December 31, 2009, we had two loan relationships totaling $7.2 million that we originated for the borrowers to purchase land for eventual development.  Substantially all of the costs to develop these properties will come from other sources. In the meantime, the development activity is on hold for these properties.  One of the loan relationships ($1.6 million) continues to perform as agreed and the other is a TDR ($5.6 million).

At December 31, 2009, substantially all of the $32.5 million classified as construction, land development, and other land loans have been completed real estate projects but remain classified as other land loans due to the absence of sustained sales activity in this depressed real estate market.  Over the past few years, these construction and development loans were paid off as sales occurred or permanent financing commenced at maturity.  Historically, the construction period was predictable and loans typically were settled without renewal or significant extensions.  However, following the Florida hurricanes of 2004 and 2005, construction delays often required extensions to the initial construction period.  Then with the onset of the current real estate depression in Florida, we experienced an increase in completed construction and land development projects that were unable to sell the lots or units, and we chose to renew as opposed to starting foreclosure procedures (as noted above, we follow regulatory guidance for CRE workout loans in renewing these loans).  Since substantially all of these loans have already been fully funded, we do not believe we have increased our risks by exposing additional capital as would be the case if we had significant uncompleted horizontal land development projects currently underway that would require additional construction costs to complete the development.

In response to your fifth bullet in Comment 1, in future filings, we will revise our disclosures as follows:

Kevin W. Vaughn
May 18, 2010

Construction Loans.  We originate fixed-rate and adjustable-rate loans to individuals and, to a lesser extent, builders to finance the construction of residential dwellings.  We also make construction loans for commercial development projects, including apartment buildings, restaurants, shopping centers, and owner-occupied properties used for businesses.  Our construction loans provide for the payment of interest only during the construction phase, which is usually 9-12 months for residential properties and 12-18 months for commercial properties.  At the end of the construction phase, the loan converts to a permanent mortgage loan.  Loans can be made with a maximum as built loan to value ratio of 85% on residential construction and 80% on commercial construction at the time the loan is originated.  Before making a commitment to fund a construction loan, we require an as built appraisal of the property by an independent licensed appraiser.  We also will require an independent inspection of the property before disbursement of funds during the term of the construction loan.  Upon completion of the construction loan, we obtain a recertification from the appraiser that the value of the property is at least equal to the original appraisal amount.

If obvious and material changes in market conditions or physical aspects of the real property have occurred that threaten adequacy of the collateral, updated appraisals or evaluations consistent with federal regulatory guidance will be obtained at renewal of a construction loan.  As loans are evaluated for impairment, we obtain new appraisals or evaluations on an annual basis or more frequently if market conditions warrant.

In the event a formal appraisal is not obtained, evaluations include real estate broker opinions of value or an analysis of adjusted tax value or market value (whichever is greater) coupled with comparable sales evaluations.  If the review of a comparable sales evaluation, including the adjusted tax value or market value (whichever is greater), reveals that the estimate of value of the real property and improvements is not sufficient to meet the minimum collateral value guidelines as established by our Board of Directors, federal appraisal regulations, and/or credit approval stipulations, then a professionally prepared appraisal is to be obtained from an independent third-party appraiser approved by the Bank.

Classification of Assets and Nonaccrual or Impaired Loans, page 26

2.
Please revise to provide an expanded discussion of all the methods used to modify loans that are restructured. Also, please clarify if you have modified any loans that you do not consider to be restructured and, if so, describe them.

Response:  In future filings, we will expand the discussion of modified loans that are considered restructured as follows:

Loans restructured and in compliance with modified terms are commonly referred to as “debt restructurings” and include loan workouts.  Debt restructurings may occur when a borrower request a reduction in the interest rate to reflect current market

Kevin W. Vaughn
May 18, 2010

rates.  Other debt restructurings may include modification of the term of the loan or payment extensions to better match the borrower’s cash flows.  After we determine that a borrower demonstrates the willingness and the financial ability to repay the loan, on terms and conditions that reflect current loan guidelines and are not considered a concession, then we consider this to be a debt restructuring and not a troubled debt restructuring (“TDR”).

We use the following methods when modifying loans that are not classified as a TDR:

•	Grant up to two monthly payment extensions for a short term temporary cash flow deficiency

•	Short-term temporary interest-only repayment period followed by principal and interest payments sufficient to repay the loan in accordance with the original loan terms

•	Recalculate principal and interest loan payments over the maximum term allowed by current loan guidelines for similar loan types and collateral

•
Reduction of the interest rate to a rate equal to current market rates within guidelines as determined by the borrower's/guarantor’s credit score, debt to income ratio/global debt service coverage, and loan-to-value ratio.

A restructuring of debt constitutes a TDR if a creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor it would not otherwise consider.  In a TDR involving a modification of terms, the lender may grant concessions (such as: extending the payment due dates, lowering the contractual interest rate, reducing accrued interest, and/or reducing the debt’s face or maturity amount) or accept an asset or an equity interest in the borrower in full or partial satisfaction of the loan that was not anticipated in the original loan terms.

At December 31, 2009, the following reflects the approximate percentage of each method used to modify loans classified as a debt restructuring or TDR:

•	Extending term and lowering the interest rate	42%

•	Deferring accrued interest and lowering the interest rate	14%

•	Lowering the contractual interest rate	14%

•	Extending or modifying the payment due dates	9%

•	Extending the maturity	9%

Kevin W. Vaughn
May 18, 2010

•	Combination of methods listed above	12%

Recent regulatory guidance addressed the elements of prudent loan workout programs to ensure the credit risk in a loan workout is accurately identified and the arrangements receive appropriate regulatory reporting and accounting treatment.  The highlights to this guidance included:

•	Institutions and borrowers face significant challenges when dealing with diminished operating cash flows, depreciated collateral values, or prolonged sale and rental absorption periods.

•	The financial regulators recognize that prudent CRE loan workouts are often in the best interest of the financial institution and CRE borrowers.

•
Performing loans, including those renewed or restructured on reasonable modified terms, made to creditworthy borrowers will not be subject to adverse classification solely because the value of the underlying collateral has declined to an amount that is less than the loan balance.

•
Institutions that implement prudent CRE loan workouts after performing a comprehensive review of a borrower's financial condition will not be subject to criticism for engaging in these efforts, even if the restructured loans have weaknesses that result in adverse classification.

Of the $19.2 million in restructured (or workout) loans, the following is the approximate percentage by loan distribution:

Construction, land development, and other land loans:
Unimproved land (commercial and residential)	11.0%
Residential land development	13.2%
Subtotal	24.2%

1-4 family residential:
Primary residence	32.5%
Single family held for investment	5.8%
Secondary residence	1.3%
Home equity lines of credit	0.2%
Subtotal	39.8%

Kevin W. Vaughn
May 18, 2010

Commercial real estate:
Office space held for investment	19.7%
Owner-occupied	7.9%
Other	7.2%
Subtotal	34.8%

Consumer and other loans	1.2%

Total	100.0%

In connection with the foregoing responses, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the staff from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the Untied States.

We trust that the foregoing adequately addresses your questions. Please do not hesitate to contact us if you have any additional comments or questions.

Sincerely,

/s/ Barry W. Chandler

Barry W. Chandler
Principal Executive Officer, Chief Executive Officer & President